SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MONTAVO, INC.
(formerly NORTH COAST PARTNERS, INC.)
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

658657101
(CUSIP Number)

August 29, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 658657101	13G	Page 2 of 7 Pages

1		Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Armada Capital LLC 20-2708298
2		Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,518,786
	6	Shared Voting Power - 0 -
	7	Sole Dispositive Power 2,518,786
	8	Shared Dispositive Power - 0 -
9		Aggregate Amount Beneficially Owned by Each Reporting Person 2,518,786
10		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11		Percent of Class Represented by Amount in Row (9) 9.9%
12		Type Of Reporting Person* OO

* SEE INSTRUCTIONS

CUSIP No. 658657101	13G	Page 3 of 7 Pages

1		Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Brett Nesland
2		Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,518,786
	6	Shared Voting Power - 0 -
	7	Sole Dispositive Power 2,518,786
	8	Shared Dispositive Power - 0 -
9		Aggregate Amount Beneficially Owned by Each Reporting Person 2,518,786
10		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11		Percent of Class Represented by Amount in Row (9) 9.9%
12		Type Of Reporting Person* HC

* SEE INSTRUCTIONS

Item 1.

	(a)	Name of Issuer: Montavo, Inc., formerly North Coast Partners, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

4957 Lakemont Blvd. SE, C-4 Suite # 239, Bellevue, WA 98006

Item 2.

	(a)	Name of Person Filing:

Armada Capital LLC
Brett Nesland

	(b)	Address of Principal Business Office:

2451 1st Ave W, Seattle, WA 98119

	(c)	Citizenship:

Armada Capital LLC is a limited liability company organized under the laws of the state of Delaware. Brett Nesland is a United States citizen.

	(d)	Title of Class of Securities: Common Stock, $.001 par value per share

	(e)	CUSIP Number: 658657101

Item 3.		Not applicable

Item 4.		Ownership.

	(a)	Amount beneficially owned: 2,518,786

	(b)	Percent of class: 9.9%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote 2,518,786
(ii) Shared power to vote or direct the vote -0-
(iii) Sole power to dispose or direct the disposition of 2,518,786
(iv) Shared power to dispose or direct the disposition of -0-

As of the date hereof, Armada Capital LLC is the record owner of 2,518,786 shares of common stock of the issuer. Brett Nesland may be deemed to beneficially own the common stock held by Armada Capital LLC because Mr. Nesland is the sole member and manager of Armada Capital LLC, and as manager has the power to vote and dispose of the shares of common stock held by Armada Capital LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of a Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2008

ARMADA CAPITAL LLC		Brett Nesland

By:	/s/ Brett Nesland	/s/ Brett Nesland
	Name: Brett Nesland Title: Managing Member	Name: Brett Nesland

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G, dated September 10, 2008, (the “Schedule 13G”), with respect to the Common Stock, par value $.001 per share, of Montavo, Inc. (formerly North Coast Partners, Inc.) is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 10th day of September 2008.

ARMADA CAPITAL LLC		Brett Nesland

By:	/s/ Brett Nesland	/s/ Brett Nesland
	Name: Brett Nesland Title: Managing Member	Name: Brett Nesland

EXHIBIT A - POWER OF ATTORNEY

Armada Capital LLC and Brett Nesland

Know all by these presents that the undersigned hereby constitutes and appoints John Jacob Tollefsen the undersigned’s true and lawful attorney-in-fact to:

(1) Execute for and on behalf of the undersigned, in the undersigned’s capacity as beneficial owner of shares of common stock of Montavo, Inc. formerly known as North Coast Partners Inc., CUSIP 658657101 (the “Company”), a Schedule 13G or Schedule 13D or any amendment thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules thereunder, and Forms 3, 4, and 5 in accordance with Section 16(a) of the Exchange Act and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13G or Schedule 13D or amendment thereto or Form 3, 4, or 5 and timely file such Schedule or Form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 13(d) or Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file a Schedule 13G or Schedule 13D or Forms 3, 4, and 5 and amendments thereto with respect to the undersigned’s holdings of and transactions in securities of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10th day of September, 2008.

/S/ Brett E. Nesland	/S/ Brett E. Nesland
Signature	Signature

Brett E. Nesland, Manager of Armada Capital	Brett E. Nesland
(print name)	(print name)